UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Barrett Xplore Sign Multi-Year Agreement Valued at Over $75M to Deploy a 4G Network Across Canada Dated October 7th , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: October 7th , 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Alvarion® and Barrett Xplore Sign Multi-Year Agreement Valued at Over $75M to Deploy a 4G Network Across Canada

New network will be first national 4G deployment in Canada

Washington, DC, October 7, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, and Barrett Xplore Inc. (BXI - www.barrettxplore.com), Canada’s largest rural broadband internet provider, today announced plans to deploy the first national  4G network in Canada. Under the agreement, Alvarion will supply its end-to-end 4Motion® 4G solution, including subscriber devices, along with professional services to support this significant country-wide rollout. The new state-of-the-art network will allow Barrett to expand its rural broadband offerings into new service areas while allowing additional service options to existing customers.

Barrett’s planned 4G wireless network will provide services across Canada’s vast geography. Initially, services will focus on high-speed data with expansion to include VoIP and other services in the future.

Barrett selected Alvarion following a comprehensive evaluation process as the sole provider for its 4G wireless network, which is designed for a smooth transition to TD-LTE as the operator’s strategy evolves.

“We are pleased to be working with Alvarion to expand our broadband offerings in large areas of the country. We plan to introduce the latest 4G services so our customers can enjoy the benefits of top-quality broadband, at competitive prices” said John Maduri, CEO of Barrett. “Alvarion has a strong track record of deploying 4G networks around the globe and its solution provides the flexibility to evolve toward a TD-LTE network.”

This win reflects Alvarion’s success in deploying large 4G projects, and is another indication of its continued focus on high growth markets where the adoption of broadband services is expected to accelerate over the coming years.

“We are proud to have been chosen by Barrett for this significant 4G rollout that will bring broadband services to many underserved areas in Canada. We are known for delivering tailored, end-to-end broadband wireless networks that meet the specific requirements of our customers,” said Eran Gorev, president and CEO of Alvarion. “Our future-proof 4G network platform enables real-time high speed wireless services through a flexible architecture that helps operators minimize the total cost of ownership of networks. Together with Barrett, we will build the network with the latest 4G features and functionalities, some of which don’t exist in the market today.”

Alvarion’s 4Motion 4G solution provides state-of-the-art functionality in one of the industry’s most deployed 4G platforms with hundreds of commercial deployments in service around the globe.

About Barrett Xplore
Headquartered in Woodstock, New Brunswick, Barrett Xplore Inc. operates Xplornet Internet Services, Canada’s largest rural broadband provider, with customers and dealers in every province and territory. Barrett Xplore aims to bridge the urban/rural divide by ensuring that every Canadian,  regardless of where they live, has access to broadband, thereby enabling them to compete effectively in the global economy and gain access to essential government and educational services. For additional information, please visit www.xplornet.com.

For more information on Barrett Xplore inc., contact: Jeff Hecker : 905-944-7969.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

Investor Contacts: Efrat Makov, CFO +1.760.685.2007 efrat.makov@alvarion.com	Press Contacts: In the U.S.: Christine Buzzetta +1.972.341.2530 cbuzzetta@golinharris.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.